EXHIBIT 99.4

For fiscal years ended December 31, 2011 and December 31, 2010, KPMG LLP and its affiliates were paid by Cameco Corporation and its subsidiaries the following fees:

(Cdn$)	2011	% of Total Fees	2010	% of Total Fees
Audit Fees:
Cameco	$1,773,600	61.4%	$1,697,700	62.6%
Subsidiaries	400,700	13.9%	256,200	9.5%

Total Audit Fees	$2,174,300	75.3%	$1,953,900	72.1%
Audit-Related Fees:
Translation services	—	—	$44,500	1.7%
Accounting advisory	$195,100	6.8%	273,400	10.1%
Pensions and other	21,000	0.7%	20,000	0.7%

Total Audit-Related Fees	$216,100	7.5%	$337,900	12.5%
Tax Fees:
Compliance	$62,500	2.2%	$199,200	7.3%
Planning and advice	433,400	15.0%	219,500	8.1%

Total Tax Fees	$495,900	17.2%	$418,700	15.4%
All Other Fees:	—	—	—	—
Total Fees:	$2,886,300	100.0%	$2,710,500	100.0%

Pre-Approval Policies and Procedures

As part of Cameco Corporation’s corporate governance practices, under its audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. The audit committee pre-approves the audit and non-audit services up to a maximum specified level of fees. If fees relating to audit and non-audit services are expected to exceed this level or if a type of audit or non-audit service is to be performed that previously has not been pre-approved, then separate pre-approval by Cameco Corporation’s audit committee or audit committee chair, or in the absence of the audit committee chair, the chair of the board, is required. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full audit committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles. For each of the years ended December 31, 2011 and 2010, none of Cameco Corporation’s Audit-Related Fees, Tax Fees or All Other Fees made use of the de minimis exception to pre-approval provisions contained in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission.